

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2026

Erica McLaughlin
Executive Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, MA 02210

> **Re: CABOT CORP**
> **Form 10-K filed November 24, 2025**
> **File No. 001-05667**

Dear Erica McLaughlin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services